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                                                            Exhibit (a) (35)


To the Shareholders of HEI, Inc.:

[Area graph with title "HEI Stock Price Since January 1997" showing the HEI month-end stock prices from 1/1/97 through 5/31/98. Graph indicates the following events: 4/7/97 HEI announces that it has "received notice from its largest customer to begin phasing out production"; 12/4/97 Mr. Fant begins accumulating shares of HEI stock; 2/17/98 Mr. Fant discloses his intent to gain control of HEI.]

During the four months from December 1997 to March 1998, HEI's Board gave its top three executives more than 250,000 stock options - more than 6% of the Company's shares - an astonishing reward following a year in which the stock price dropped over 50%!

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Your vote is important! Return the GREEN proxy card today. If you have questions or need assistance voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.